FIRST POINT MINERALS CORP.

Consolidated Financial Statements

December 31, 2003
and
December 31, 2002

D E   V I S S E R   G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of First Point Minerals Corp.,

We have audited the consolidated balance sheets of First Point Minerals Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows, and the consolidated schedule of mineral property costs for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 15, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated April 15, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are disclosed in the financial statements.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 15, 2004

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets
As at December 31,

	2003	2002
	$	$

A S S E T S

Current
Cash	1,869,354	946,333
Amounts receivable	30,339	59,052
Prepaid expenses (note 5)	33,571	24,242
	1,933,264	1,029,627

Funds in trust (note 8)	61,246	59,851
Equipment (note 3)	31,086	29,242
Mineral properties (note 4)	3,348,973	2,738,686

	5,374,569	3,857,406

L I A B I LI T I E S

Current
Accounts payable and accrued liabilities	16,784	7,097

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 5)	10,114,236	8,015,161
Contributed surplus	278,697	-
Deficit	(5,035,148)	(4,164,852)

	5,357,785	3,850,309

Continuing Operations (note 1)	5,374,569	3,857,406

Approved by the Board of Directors:

/s/ Peter M.D. Bradshaw	/s/ Robert A. Watts
Peter M.D. Bradshaw, Director	Robert A. Watts, Director

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31,

	2003	2002	2001
	$	$	$
Expenses
Accounting and audit	9,175	14,785	6,124
Amortization	7,996	6,626	6,674
Communication	4,299	5,486	3,252
Consulting	-	1,000	9,347
Foreign exchange loss (gain)	13,479	(5,926)	(3,108)
General exploration (note 4)	363,461	147,000	132,725
Insurance	2,737	2,055	2,000
Legal	7,341	20,800	2,236
Management fees	30,800	33,200	10,000
Office and administration	5,941	8,335	3,925
Rent	17,014	12,623	11,564
Stock-based compensation	278,697	-	-
Travel and promotion	56,000	69,618	4,613
Trust and filing fees	30,024	25,091	7,847
Wages	38,969	78,815	55,741

Net loss before other items	(865,933)	(419,508)	(252,940)

Other items:
Interest	15,837	13,480	8,416
Write-off of mineral properties	(20,200)	(175,878)	-

Net loss for the year	(870,296)	(581,906)	(244,524)
Deficit - beginning of the year	(4,164,852)	(3,582,946)	(3,338,422)
Deficit - end of the year	(5,035,148)	(4,164,852)	(3,582,946)

Basic and diluted loss per share (note 6)	$(0.04)	$(0.03)	$(0.02)
Weighted average number of common shares outstanding	24,114,544	20,543,386	15,058,905

FIRST POINT MINERALS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31,

	2003	2002	2001
	$	$	$
Cash provided by (used for):

Operating activities
Net loss for the year	(870,296)	(581,906)	(244,524)
Add items not involving cash:
Amortization	7,996	6,626	6,674
Write-off of mineral property costs	20,200	175,878	-
Interest earned on funds in trust	(1,395)	(766)	(2,590)
Stock-based compensation	278,697	-	-
	(564,798)	(400,168)	(240,440)
Changes in non-cash working capital components:
Accounts receivable	28,713	(49,346)	11,903
Prepaid expenses	736	(5,023)	13,779
Accounts payable and accrued liabilities	9,687	(93,478)	93,120
	(525,662)	(548,015)	(121,638)
Financing activities*
Cash proceeds from shares issued	2,148,710	1,947,987	430,110
Share issue costs	(64,500)	(97,104)	(13,258)
	2,084,210	1,850,883	416,852

Investing activities*
Mineral property costs	(625,687)	(543,712)	(422,596)
Purchase of equipment	(9,840)	(11,759)	-
	(635,527)	(555,471)	(422,596)

Net cash provided (used) during the year	923,021	747,397	(127,382)
Cash - beginning of the year	946,333	198,936	326,318

Cash - end of the year	1,869,354	946,333	198,936

*	Supplemental disclosure of non-cash financing and investing activities:

•
During the current year, the Company issued 15,000 (2002 – 100,000, 2001 - 100,000) common shares at an aggregate value of $4,800 (2002 - $55,000, 2001 - $20,000) in connection with mineral property acquisition agreements.

	•	During the current year, the Company issued 30,500 common shares at an aggregate value of $10,065 for a prepaid expense.

	•	During 2001, the Company issued 331,250 common shares to settle an aggregate of $66,250 in accrued liabilities, and issued 25,000 shares for a $5,500 finder's fee.

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs

	Balance,			Balance,			Balance
	December 31,			December 31,			December 31,
	2001	Expenditures	Write-offs	2002	Expenditures	Write-offs	2003
	$	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	132,320	2,360	-	134,680	2,273	-	136,953
Exploration
Assays	1,409	-	-	1,409	-	-	1,409
Field office expenses	59,431	3,776	-	63,207	2,889	-	66,096
Geological & geophysical	362,031	-	-	362,031	-	-	362,031
Legal & accounting fees	-	-	-	-	3,404	-	3,404
Property taxes	-	-	-	-	1,073	-	1,073
Travel & accommodation	61,226	-	-	61,226	-	-	61,226
Wages	501,900	1,657	-	503,557	887	-	504,444
	1,118,317	7,793	-	1,126,110	10,526	-	1,136,636

Cacamuya Property
Acquisition	63,710	89,581	-	153,291	11,370	-	164,661
Exploration
Assays	50,335	32,668	-	83,003	6,757	-	89,760
Drilling and trenching	237,697	123,821	-	361,518	196,465	-	557,983
Field office expenses	14,276	93,987	-	108,263	58,022	-	166,285
Geological & geophysical	131,261	-	-	131,261	24,255	-	155,516
Environmental & reclamation	-	-	-	-	724	-	724
Legal & accounting fees	-	-	-	-	269	-	269
Property taxes	-	-	-	-	1,582	-	1,582
Travel & accommodation	71,028	29,353	-	100,381	9,303	-	109,684
Wages	521,070	125,427	-	646,497	80,633	-	727,130
	1,089,377	494,837	-	1,584,214	389,380	-	1,973,594

Honduras Total	2,207,694	502,630	-	2,710,324	399,906	-	3,110,230

NICARAGUA
Rio Luna
Acquisition	-	16,779	-	16,779	14,646	-	31,425
Exploration
Assays	-	-	-	-	15,576	-	15,576
Drilling and trenching	-	-	-	-	9,631	-	9,631
Field office expenses	-	4,097	-	4,097	51,358	-	55,455
Geological & geophysical	-	-	-	-	26,816	-	26,816
Environmental & reclamation	-	-	-	-	8,729	-	8,729
Legal & accounting fees	-	-	-	-	766	-	766
Property tax	-	-	-	-	8,431	-	8,431
Travel & accommodation	-	7,486	-	7,486	14,483	-	21,969
Wages	-	-	-	-	59,945	-	59,945
	-	28,362	-	28,362	210,381	-	238,743
El Chaparral
Acquisition	-	-	-	-	498	(498)	-
Exploration
Assays	-	-	-	-	293	(293)	-
Field office expenses	-	-	-	-	3,907	(3,907)	-
Geological & geophysical	-	-	-	-	2,969	(2,969)	-
Legal & accounting fees	-	-	-	-	3,459	(3,459)	-
Travel & accommodation	-	-	-	-	739	(739)	-
Wages	-	-	-	-	8,335	(8,335)	-
	-	-	-	-	20,200	(20,200)	-

Nicaragua Total	-	28,362	-	28,362	230,581	(20,200)	238,743

FIRST POINT MINERALS CORP.
Consolidated Schedule of Mineral Property Costs (Continued)

	Balance,			Balance,			Balance
	December 31,			December 31,			December 31,
	2001	Expenditures	Write-offs	2002	Expenditures	Write-offs	2003
	$	$	$	$	$	$	$
CANADA
Mann Project
Acquisition	20,000	-	(20,000)	-	-	-	-
Exploration
Assays	2,349	256	(2,605)	-	-	-	-
Field office expenses	23	1,522	(1,545)	-	-	-	-
Geological & geophysical	40,339	-	(40,339)	-	-	-	-
Travel &accommodation	5,703	593	(6,296)	-	-	-	-
Wages	39,744	3,262	(43,006)	-	-	-	-
	108,158	5,633	(113,791)	-	-	-	-

Acquisition	-	1,100	(1,100)	-	-	-	-
Exploration
Assays	-	1,378	(1,378)	-	-	-	-
Drilling & trenching	-	28,834	(28,834)	-	-	-	-
Field office expenses	-	9,895	(9,895)	-	-	-	-
Geological & geophysical	-	4,271	(4,271)	-	-	-	-
Travel & accommodation	-	2,418	(2,418)	-	-	-	-
Wages	-	14,191	(14,191)	-	-	-	-
	-	62,087	(62,087)	-	-	-	-
Canada Total	108,158	67,720	(175,878)	-	-	-	-

Total Mineral Properties	2,315,852	598,712	(175,878)	2,738,686	630,487	(20,200)	3,348,973

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
December 31, 2003 and 2002

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing. The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company. Accordingly, the Company's financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. As described in note 11, these principles differ in certain respects from principles and practices generally accepted in the United States. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the units-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration paid and the fair market value of any common shares issued on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year, except for non- monetary expenses which are recorded at the rates used for the translation of the related assets. Foreign exchange translation gains and losses are included in current operations.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the closing price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Costs incurred to issue common shares are deducted from share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations and rates for amortization. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts of the Company's financial instruments, consisting largely of cash, amounts receivable and accounts payable, approximate fair market values because of the limited terms of these instruments. Fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Depending on the nature of the financial instrument, these estimates can be subjective in nature and involve uncertainties in significant matters of judgement and, therefore, are inherently imprecise. Changes in assumptions could further significantly affect these estimates.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003. During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect on operations of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method.

Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Assuming the Company's operations remain at the exploration stage, such an allowance will continue to apply fully for the foreseeable future to all potential income tax assets. Accordingly, the Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.	EQUIPMENT

	2003			2002
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Computer equipment	35,993	23,269	12,724	26,832	19,779	7,053
Office furniture
and equipment	69,760	51,398	18,362	69,080	46,891	22,189
	105,753	74,667	31,086	95,912	66,670	29,242

4.	MINERAL PROPERTIES

HONDURAS

Cedros Property

The Company has an option agreement to acquire a 100% interest in three mineral concessions and exploration permits in the Cedros region. To earn its interest at any time, the Company must issue 225,000 common shares (none issued to date) and maintain the property title in good standing during the option period. The concessions and permits are subject to a 2% Net Smelter Return ("NSR") royalty which can be purchased by the Company at any time for US$1,000,000.

Cacamuya Property

The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG"). BMG has subsequently become a wholly- owned subsidiary of Newmont Gold Company.

To earn its interest, the Company must incur US$1,000,000 in exploration expenditures (US $1,078,566 incurred as at December 31, 2003) and issue 700,000 common shares (200,000 issued as at December 31, 2003) to BMG over five years. BMG will retain a 0.6% NSR interest in the property.

The Company also has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and converts title to the property. Breakwater Resources will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

4.	MINERAL PROPERTIES (continued)

NICARAGUA

Rio Luna Property

In December 2002, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Novaterra Resources Inc. ("NRI") and Inversiones de Terra Nova S.A. ("Intersa"), a subsidiary of NRI.

To earn its interest, the Company was required to make a US$7,500 cash option payment to Intersa (paid) and incur US$10,000 in exploration and development expenditures prior to the first anniversary of the option agreement (completed). To keep the option in good standing the Company must also make a cash payment to NRI of US$7,500 and issue to NRI 15,000 common shares prior to or on the first anniversary date of the agreement (completed), pay a further US$10,000 prior to or on the second anniversary date, and issue an additional 60,000 common shares of the Company prior to or on the third anniversary date.

El Chaparral Property

During the current year, the Company incurred $20,200 on an exploration program on the El Chaparral concession in Nicaragua. No targets that met the Company's exploration objectives were found. As a result, the concession was abandoned and the expenditures have been written-off.

EL SALVADOR, HONDURAS, NICARAGUA

Exploration and Property Option Agreement

In February 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. ("BHPBilliton") whereby the parties agreed to complete a US$200,000 exploration program in El Salvador, Honduras and Nicaragua (the "Target Area") to explore for copper-gold deposits, with the Company as operator of the program. The expenditures were to be incurred by February 27, 2004 (subsequently extended to June 30, 2004). Aggregate exploration expenditures of US$133,872 were incurred on this exploration program during 2003, and these expenditures have been expensed. Such expenditures will continue to be expensed until the parties identify specific location(s) in the Target Area, and have established a joint venture and acquired mineral rights for such location(s). Cumulative aggregate exploration expenditures on the exploration program to the end of the first quarter of 2004 are approximately US $200,000.

The exploration program is being funded as to US$150,000 by the Company and US$50,000 by BHPBilliton, who contributed its cash to the Company in the second quarter of 2003. BHPBilliton also subscribed to a private placement of 178,000 units (the "Units") of the Company at $0.42 per unit, being a value equivalent to US$50,000. Each unit consists of one common share and one-half a common share purchase warrant. Each full purchase warrant will entitle BHPBilliton to purchase one additional common share at an exercise price of $0.52 at any time prior to April 28, 2004, and $0.62 per common share to the expiry of the warrant on April 28, 2005.

When a joint venture is established for a specific location, the initial interest of each party will be 50%. BHPBilliton will have the right to earn an additional 10% interest in each joint venture by funding 100% of the next US$1,000,000 of aggregate expenditures by such joint venture on or before the third anniversary of the formation of that joint venture. If the parties mutually agree to a US$2,000,000 second phase exploration program by such joint venture, it will be funded on a 60/40 basis by BHPBilliton and the Company. Thereafter, BHPBilliton will have the right to earn an additional 10% interest in each joint venture by advancing the project to feasibility, with the Company's 30% interest being carried through the completion of the feasibility study.

The properties currently controlled by the Company in Honduras and Nicaragua are excluded from the agreement with BHPBilliton. In addition, any copper-gold deposit identified pursuant to the agreement with BHPBilliton, unless the copper constitutes more than 25% of the economic value of the deposit, will belong 100% to the Company, and BHPBilliton will have no interest in such deposit.

5.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common
	Shares	$

Common shares:
Issued at December 31, 2001	16,833,139	6,109,278

Private placements (1)	4,751,690	1,305,545
Warrants exercised	1,110,125	536,338
Options exercised	45,000	9,000
Mineral property acquisition	100,000	55,000
	6,006,815	1,905,883

Issued at December 31, 2002	22,839,954	8,015,161

Private placements (2)	6,178,000	1,510,260
Warrants exercised	1,950,000	557,950
Shares issued for a prepaid expense	30,500	10,065
Options exercised	50,000	16,000
Mineral property acquisition	15,000	4,800
	8,223,500	2,099,075

Issued at December 31, 2003	31,063,454	10,114,236

(1)	net of share issue costs of $97,104
(2)	net of share issue costs of $64,500

a)	Summary of stock options outstanding at December 31, 2003:

Number	Exercise Price	Expiry
Outstanding	$	Date

199 ,000	0.45	Februar y 16, 2004
50,000	0.32	August 1, 2004
620,000	0.39	December 27, 2004
50,000	0.53	Februar y 27, 2005
50,000	0.55	April 30, 2005
315,000	0.50	June 27, 2005
75,000	0.19	Januar y 16, 2007
305,000	0.20	Januar y 22, 2007
50,000	0.53	June 4, 2007
460 ,000	0.55	June 27, 2007
150 ,000	0.34	November 4, 2008
710,000	0.35	December 12, 2008
3,034,000

5.	SHARE CAPITAL (continued)

b)	Summary of warrants outstanding at December 31, 2003:

Number	Exercise Price	Expiry
Outstanding	$	Date

125,000	0.30	January 4, 2004
1,216,000	0.35	May 12, 2004
375,000	0.35	May 12, 2004
82,987	0.65	July 2, 2004
89,000	0.52/0.62	April 28, 2004/2005
3,100,000	0.30	December 9, 2005
4,987,987

c)	Stock Options

Options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant.

	Weighted-Average	Number	Weighted-Average
	Exercise Price	of Options	Contractual
			Remaining Life

Balance, December 31, 2001	0.47	1,294,000	2.81
Granted	0.39	1,160,000
Exercised	0.20	(45,000)
Expired or cancelled	0.83	(135,000)

Balance, December 31, 2002	0.41	2,274,000	3.03
Granted	0.36	910,000
Exercised	0.53	(50,000)
Cancelled	0.20	(100,000)

Balance, December 31, 2003	0.35	3,034,000	2.80

The fair value of options reported as compensation expense in the current year has been estimated using the Black-Scholes Option Pricing Model using the following assumptions: a risk free interest rate of 3.91%, an expected life of 2 to 5 years; an expected volatility of between 180% to 186%, and no expectation for the payments of dividends. Based on these variables, stock-based compensation expense of $278,697 was recorded during the current year.

If the Company had accounted for the stock options granted to directors and employees using the fair value method, the pro-forma effect on net loss and loss per share for the year ended December 31, 2002 would be as follows:

Net loss for the year
As reported	$581,906
Compensation expense	186,154
Pro-forma net loss for the year	768,060

Loss per share
As reported	$(0.03)
Pro-forma	(0.04)

5.	SHARE CAPITAL (continued)

c)	Stock Options

The fair value of options included in the pro-forma information above has been estimated using the Black- Scholes Option Pricing Model based on the following assumptions: a risk free interest rate of 4.8%; an expected life of 5 years; an expected volatility of 42%; and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

6.	LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share has not been calculated as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS

During the year, the Company paid a private company controlled by a director $20,800 (2002 - $33,200) for administrative services.

During the year, the Company paid a private company controlled by the chief financial officer an aggregate of $10,000 (2002 – $Nil) for administrative services.

Legal services of $2,198 (2002 - $39,748) were provided by a law firm of which a director of the Company is a partner.

All year end balances are included within accounts payable and accrued liabilities in these financial statements.

8.	FUNDS IN TRUST

In a previous year, the Company contributed $67,500 to a trust account of which an officer would become the beneficiary under certain conditions relating to his future loss of employment with the Company. During 2000, this officer agreed to release $15,000 of the principal balance back to the Company. The Company has not to date and will not recognize any expense in connection with the principal amount until, and if, amounts are paid to the recipient. The likelihood of this occurring is not presently determinable. At December 31, 2003, the balance in trust consists of the principal amount of $52,500 (2002 - $52,500) plus interest of $8,746 (2002 - $7,351), which accrues in favour of the Company and is included in its income.

9.	LEASE OBLIGATION

The Company's lease on its existing premises will expire on May 31, 2006. Effective January 1, 2004, the Company took a short term lease that will expire on December 31, 2005 on additional office space adjoining its existing premises. The aggregate annual lease obligation for the combined space will be as approximately as follows:

2004	2005	2006	2007
$57,000	$57,500	$44,000	$18,300

10.	INCOME TAXES

The Company has aggregate non-capital losses of approximately $3 million and $3.5 million in deductions in Honduras available to reduce taxable income in future years, as necessary. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements as it cannot be considered likely that these amounts will be utilized.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary on the impact of these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

		December 31,
		2003	2002	2001
		$	$	$
a)	Assets
	Deferred Property Costs
	Deferred property costs following Canadian GAAP	3,348,973	2,738,686	2,315,852
	Less deferred property costs	(3,348,973)	(2,738,686)	(2,315,852)

	Deferred property costs following U.S. GAAP	-	-	-

b)	Operations
	Net loss following Canadian GAAP	(870,296)	(581,906)	(244,524)
	Deferred property costs expensed under U.S. GAAP	(630,487)	(598,712)	(442,596)
	Deferred property costs written-off under
	Canadian GAAP	20,200	175,878	-

	Net loss under U.S. GAAP	(1,480,583)	(1,004,740)	(687,120)

c)	Deficit
	Closing deficit under Canadian GAAP	(5,035,148)	(4,164,852)	(3,582,946)
	Adjustment to deficit for deferred property costs written-
	off under U.S. GAAP	(3,348,973)	(2,738,686)	(2,315,852)

	Closing deficit under U.S. GAAP	(8,384,121)	(6,903,538)	(5,898,798)

d)	Cash Flows - Operating Activities

	Cash applied to operations under Canadian GAAP	(525,662)	(548,015)	(121,638)
	Add net loss following Canadian GAAP	870,296	581,906	244,524
	Less net loss following U.S. GAAP	(1,480,583)	(1,004,740)	(687,120)
	Less deferred property costs written-off under Canadian
	GAAP	(20,200)	(175,878)	-
	Add non-cash deferred property expenditures under U.S.
	GAAP	4,800	55,000	20,000

	Cash applied to operations under U.S. GAAP	(1,151,349)	(1,091,727)	(544,234)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

		December 31,
		2003	2002	2001
		$	$	$
e)	Cash Flows - Investing Activities

	Cash applied under Canadian GAAP	(635,527)	(555,471)	(422,596)

	Add cash property costs expensed under U.S. GAAP	625,687	543,712	422,596

	Cash received from (applied to) investing activities under
	U.S. GAAP	(9,840)	(11,759)	-

f)	Loss per Share under U.S. GAAP	$ (0.06)	$ (0.05)	$ (0.05)

The Company considers that no other financial statement line item differences exist in respect to a hypothetical application of U.S. GAAP to these financial statements.

12.	SUBSEQUENT EVENTS

In addition to any items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2003:

• The Company issued an aggregate of 90,000 common shares to raise $27,000 through the exercise of warrants.

• The Company hired a new director of Investor Relations and granted him, subject to regulatory consent, 40,000 stock options at an exercise price of $0.33 per share.

•
Pursuant to a shareholder agreement dated January 16, 2004, the Company has agreed to contribute the Cedros property to a new federally-incorporated company, Aquila Resources Corp. ("Aquila") and to use its best efforts in assisting Aquila to complete an Initial Public Offering of its common shares. In consideration thereof, Aquila will issue 2,215,569 of its common shares to the Company, of which 1,000,000 shares will be placed in a special escrow account pending the Honduran government completing the transfer of the title to the Cedros property to Aquila. The Company further agreed to subscribe for 253,208 common shares of Aquila at $0.35 per share. Upon completion of the foregoing transactions, the Company will own an aggregate of 2,468,778 shares of Aquila, representing an ownership interest in Aquila of 22.16%.